	Most recent fiscal year-end	Prior fiscal year-end
Current number of employees: 2		
Total Assets	$ 12,461	$ 35,873
Cash & Cash Equivalents	$ 3,877	$ 27,303
Accounts Receivable	$ 0	$ 0
Short-term Debt	$ 0	$ 0
Long-term Debt	$ 92,150	$ 63,799
Revenue/Sales	$ 0	$ 0
Cost of Good Sold	$ 0	$ 0
Taxes Paid	$ 2,392	$ 0
Net Income	-$ 102,832	-$ 48,127

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

GENERAL INSTRUCTIONS

I.   **Eligibility Requirements for Use of Form C**

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq.*). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II.   **Preparation and Filing of Form C**

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in

Regulation S-T (§ 232 *et seq.*).

III.   **Information to be Included in the Form**

Item 1. Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or

Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2. Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3. Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of

Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

(Issuer)   NextRX Inc.

By   Ralf-Rainer von Albedyhll
           CEO



X _____

(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____	_____
(Signature)	(Signature)
	
Oliver Mandt-Rauch	Ralf-Rainer von Albedyhll
(Title) President & COO, Director	(Title) CEO & CFO, Director
January 17th. 2017	January 17th. 2017
(Date)	(Date)

Instructions.

     1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

     2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.



NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900



OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.

Target Offering: $ 20,000   Maximum Amount: $ 100,000   Minimum Investment: $ 100   Closing Date: 11/24/2017

1 - The Company

Name of issuer: NextRX Inc.

2 - Eligibility

☒ Check this box to certify that all of the following statements are true for the issuer:

- ☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- ☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- ☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- ☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

- ☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- ☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3 - Reporting Requirements

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

○ Yes   ◉ No





NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

FUNDANNA CROWDFUNDING

OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000 Maximum Amount: $ 100,000 Minimum Investment: $ 100 Closing Date: 11/24/2017

4 - Directors of the company

Director Name	Dates of Board Service	Principal Occupation	Principal Buusiness
Ralf-Rainer von Albedyhll	9/1/2015 - Present	Businessman	SAAS Software
Oliver Mandt-Rauch	9/1/2015 - Present	University Student	Studying Business UCSD

Ralf-Rainer von Albedyll

Ralf-Rainer von Albedyhll is our co-founder and CEO. He is a serial entrepreneur with over 12 startups under his belt. Most of his companies were engaged in the watch industry (EuropaWatch.com, TimeExpressions and iTime to name a few) while others engaged in software like Logistiques and eShox. He has not had any other employment in the last 3 years.

Ralf is a graduate of Duke University, where he studied history and political science before embarking on his entrepreneurial career.

Oliver Mandt-Rauch

Oliver Mandt-Rauch is our co-founder and President, a position he has held since September 2015. He is currently studying management science and business at University of California San Diego. While an undergraduate student he worked as a courier since July 2015 for Postmates and from June 2014 to July 2015 he worked for Chaya as an Accountant/Marketing Assistant.

Ralf-Rainer von Albedyhll and Oliver Mandt-Rauch are father and son.

5 - Officers of the company

Officer Name	Dates of Service	Title	Full-time?
Ralf-Rainer von Albedyhll	9/1/2015 - Present	CEO, Treasurer	Yes
Oliver Mandt-Rauch	9/1/2015 - Present	President, Secretary	No

NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

FUNDANNA CROWDFUNDING

OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000 Maximum Amount: $ 100,000 Minimum Investment: $ 100 Closing Date: 11/24/2017

6 - Principal Security Holders

Shareholder Name	Number of Shares Held	Class of Shares	% Voting Power
Ralf-Rainer von Albedyhll	800,000	Voting Common Shares	80%
Oliver Mandt-Rauch	200,000	Voting Common Shares	20%

7 - Business Summary & Business Plan

NextRX, Inc. was incorporated in the State of Nevada on September 1, 2015. We are a Software-as-a-Service (SaaS) company that services the medical marijuana (MMJ) industry.

NextRX solves global problems plaguing the Medical Marijuana (MMJ) industry. Currently, the MMJ patient registration process is insecure, inconvenient, and unrewarding.

- The MMJ patient registration process is insecure because the patient records are locally stored with different dispensaries.
- The registration process is inconvenient because of the paper-based, time consuming registration process for MMJ patients.
- The MMJ patient registration process is unrewarding because the only loyalty programs are tied to individual dispensaries and are paid to the MMJ patient in product.

NextRX solves these problems with its RX-System. Next RX offers a paperless software solution that makes MMJ patient registration smooth, seamless and secure, and provides loyalty program rewards across multiple dispensaries.

How it works

An MMJ patient registers with NextRX at a participating dispensary by producing a California driver's license as proof of identity [how is identity, etc. verified?] and a valid MMJ Patient Recommendation. [How is validity of Recommendation checked?] The patient then signs the dispensary user agreement online at an RX-Pass kiosk. Once this process is complete, NextRX issues the patient an RX-Pass or RX-VeriPass, with a unique number identifying the patient. The Pass can be in the form of a sticker that can be placed on the Recommendation, a QR code that can be placed on a mobile phone, a physical wallet-sized card or the premium RX VeriPass, which includes a copy of the Recommendation as well as the RX-Pass number.

The patient can use the RX-Pass to register and check-in with participating dispensaries, reducing registration time and check-in time.





NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

FUNDANNA CROWDFUNDING

OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000 Maximum Amount: $ 100,000 Minimum Investment: $ 100 Closing Date: 11/24/2017

Participating dispensaries use NextRX's database to manage patient records, monitor inventory, keep track of patients' purchases and issue and redeem loyalty reward points. NextRX is the only provider of an industry-wide rewards system.

This system will have the appropriate security that will provide HIPPA compliant Data Management.

The Next-RX system is free to patients using the RX-Pass. We anticipate charging for the RX-VeriPass although we are currently offering this service free. We intend to generate revenues by charging the dispensaries a monthly fee.

Our advantages

Our advantages to patients are:

- Patient check-ins: Through our RX-Pass stored as an app on the patient's phone.
- Patient shopping: Easy access to our dispensary platform, which will include detailed menus and promotions from our subscribing dispensaries.
- Patient rewards: Patients' RX-Passes will allow them to accumulate rewards points that you can redeem at RX-Pass subscribing dispensaries.

Our advantages to dispensaries:

- A patient management platform: Faster and easier patient registration, check-in and tracking.
- Loyalty rewards program: Dispensaries are able to manage their issuance and redemption of loyalty program awards.
- Inventory solutions: Our RX-Pass POS inventory management solution can be used for basic tasks like inventory control and sales reports, or for advanced analytical features such as peak hours, customer trends, and more.

Pricing

We currently offer two pricing plans to dispensaries:

- RX-Pass Essentials offers SaaS that includes paperless patient files, digital user agreements, accelerated first-time registration, accelerated return check-in and is compatible with point of sale software. This costs $149 a month.

- RX-Pass Essentials Plus offers all the elements of Essentials, plus the ability to issue and accept RX Points under a loyalty program. This costs $199 a month. Dispensaries also pay for the cost of our hardware.





NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

FUNDANNA CROWDFUNDING

OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.

Target Offering: $ 20,000 Maximum Amount: $ 100,000 Minimum Investment: $ 100 Closing Date: 11/24/2017

Our business plan

Our current mobile functionality includes the ability to provide RX-Passes, RX-VeriPasses, Recommendations and a database of physicians and dispensaries. We intend to expand this to include patient-specific search options, promotions and product menus, and to use our network data to improve the patient experience.

We believe a key to success is to develop the NextRX brand. This will be built on the back of a large, satisfied patient network, so growing that network is key to our success.

We intend to expand into the recreational marijuana market, where patient management will not be a factor, but where loyalty programs will still be attractive.

Competition

Our competitors include MJFreeway, Greenbits, IndicaOnline, EAzeMD/HelloMD and WeedMaps. We believe that our patient focus separates us from our competition.

8 - Related Party Transactions

On August 6, 2015 the company entered into a Revolving Loan Agreement with Ralf-Rainer von Albedyhll for a revolving credit line of up to $150,000 with interest on the unpaid outstanding balance at the rate 5% per annum. Ralf-Rainer von Albedyhll also made a credit line with American Express Open for $50,000 available to the company.

9 - Risk Factors

Please see the end of this memorandum for a comprehensive list of risks involved.





NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

FUNDANNA CROWDFUNDING

OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000 Maximum Amount: $ 100,000 Minimum Investment: $ 100 Closing Date: 11/24/2017

10 - The Offering

We are seeking to raise $20,000 in this offering through Regulation Crowdfunding. The proceeds of this offering will be used to cover the operating expenses of NextRX software development and marketing and the cost of this Offering.

11 - Use of Proceeds

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	**$ 20,000**	**$ 100,000**
Less: Offering Expenses	$ 6,000	$ 6,000
Net Proceeds	**$ 14,000**	**$ 94,000**
Use of Net Proceeds		
A. Software Development & Licenses	$ 7,000	$ 51,000
B. Operations	$ 6,000	$ 18,000
C. Sales & Marketing	$ 1,000	$ 25,000
Total Use of Net Proceeds	**$ 14,000**	**$ 94,000**

12 - Transaction Processing

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $20,000. After the Minimum Offering Proceeds have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Shares to the newly acquired Shareholders. After the notes are properly transferred to the new shareholders, Fundanna will direct the Escrow Agent to release the money to the Company.





NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

FUNDANNA CROWDFUNDING

OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.

Target Offering: $ 20,000 Maximum Amount: $ 100,000 Minimum Investment: $ 100 Closing Date: 11/24/2017

13 - Cancelling Investment Commitments

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

14 - Securities Offered

The company currently has one class of securities voting common stock. Prior to closing the company with file an Amended and Restated Certificate of Incorporation to create a second class of securities, non-voting common stock and authorize sufficient shares for this offering. This offering is of non-voting common stock. The terms of our shares will be as follows:

Non-Voting Common Stock

Dividend Rights

Holders of our non-voting common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

15 - Minority Shareholders

In NextRX, the class and voting structure of our stock has the effect of concentrating voting control with a few people and these few people have the ability to make all major decisions regarding the company. As a minority holder of non-voting stock, you will have no ability to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, our repurchases of securities, a sale of NextRX or of our assets or transactions with related parties.





NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

FUNDANNA CROWDFUNDING

OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.

Target Offering: $ 20,000 Maximum Amount: $ 100,000 Minimum Investment: $ 100 Closing Date: 11/24/2017

15 - Minority Shareholders

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

16 - Dilution

The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs

only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

17 - Updates

Updates on the status of the offering may be found at www.fundanna.com.



NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900



OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000   Maximum Amount: $ 100,000   Minimum Investment: $ 100   Closing Date: 11/24/2017

18 - Recent Offerings of Securities

At the time of our incorporation, we issued 1,000,000 shares of voting common stock to Rainer von Albedyhll (800,000) and Oliver Mandt-Rauch (200,000). We have not made any other issuance of securities.

19 - Transfer Restrictions

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

    (1)   to the issuer;
    (2)   to an accredited investor;
    (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
    (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

20 - Valuation

The valuation of the company has been performed through Equidam and is based on the issuers' qualitative and financial information, including but not limited to:

1. the quality, size and experience of the management team;
2. the market of reference and business model;
3. the product/service and customers' feedback;
4. the presence of strategic partnerships as well as external investors;
5. the presence of relevant IP and/or legal risks;
6. the current financial performance of the company;
7. the projected financial performance of the company.



NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900



FUNDANNA CROWDFUNDING

OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000 Maximum Amount: $ 100,000 Minimum Investment: $ 100 Closing Date: 11/24/2017

20 - Valuation

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).



VALUATION
The 5 Methods Used
$ 1,134,832
Scorecard Method
$ 1,145,000
Check-List Method
$ 3,924,353
Venture Capital Method
$ 10,228,253
DCF with LTG
$ 17,486,692
DCF with Multiples

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

The weights for the above mentioned valuation methods are: Scorecard (33%), Check-list (34%), Venture Capital (11%), DCF- Long Term Growth (11%), and DCF with Multiples (11%).

The full valuation report (16 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

The valuation we are using is calculated at pre money $4,000,000





NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

FUNDANNA CROWDFUNDING

OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.

Target Offering: $ 20,000 Maximum Amount: $ 100,000 Minimum Investment: $ 100 Closing Date: 11/24/2017

21 - Indebtedness

The company has received a $150,000 revolving line of credit from Ralf-Rainer von Albedyhll as well as a $50,000 Amex Open credit line. Interest is calculated as simple interest at the rate of 5% p.a.

22 - Issuer Transactions

Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(1) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(2) any immediate family member of any of the foregoing persons.

23 - Operating History

Does the issuer have an operating history? Yes

24 - Operator Financial Condition

Results of operations, liquidity and capital resources

We are still a "development stage company" and have recognized no regular revenue to date. The company was initially capitalized by a $150,000 loan from founders.

The company had cash on hand in the amount of $4,827 at December 31, 2016.. We also have access to credit under the Revolving Loan Agreement with our founder and a $50,000 Amex Open line of credit.

The company has not committed to make any capital expenditures, and in the event we do not raise sufficient funds from this offering, we intend to "bootstrap" our operations.





NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

FUNDANNA CROWDFUNDING

OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000 Maximum Amount: $ 100,000 Minimum Investment: $ 100 Closing Date: 11/24/2017

25 - Financial Statements 2015

Financial Statements prepared by our CPA.

Name of CPA: Jason Kassan, CPA

Office: 303.823.3220 | Mobile: 563.542.3381
929 Colorado Ave.
Santa Monica, CA 90401

jason.kassan@kpwllp.com
(310) 876-8421;102

See Appendix for financial statements for 2015

26 - Financial Statements 2016

See Appendix for financial statements for 2016

27 - Bad Actors

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☒ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☒ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:





NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

FUNDANNA CROWDFUNDING

OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000 Maximum Amount: $ 100,000 Minimum Investment: $ 100 Closing Date: 11/24/2017

27 - Bad Actors

(i) in connection with the purchase or sale of any security? ☐ Yes ☒ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
(i) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☒ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?
☐ Yes ☒ No
(A) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No
(A) engaging in savings association or credit union activities? ☐ Yes ☒ No
(i) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B (c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No
(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No
(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes ☒ No



NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900



FUNDANNA CROWDFUNDING

OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000 Maximum Amount: $ 100,000 Minimum Investment: $ 100 Closing Date: 11/24/2017

27 - Bad Actors

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☒ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☒ No

28 - Other Material Information

Other material information may be found in the Appendix.

29 - Ongoing Reporting

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: www.nextrx.net

30 - Part 240 - General Rules

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b -4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10. Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.



NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900



OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.

Target Offering: $ 20,000   Maximum Amount: $ 100,000   Minimum Investment: $ 100   Closing Date: 11/24/2017

30 - Part 240 - General Rules

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

     (1)   Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
     (1)   Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
     (2)   Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

Video Transcript

The video can be seen at www.nextrx.net

00:00:00.280 --> 00:00:01.410
Ever been frustrated

00:00:01.410 --> 00:00:04.260
by how difficult it is to register and check-in at a dispensary

00:00:04.260 --> 00:00:06.471
I would like to register and check-in

00:00:06.471 --> 00:00:08.751
Yes I'll need your id and recommendation please

00:00:08.751 --> 00:00:11.291
and l need for you to fill out this legal form

00:00:11.605 --> 00:00:13.412
initial here ... and here





NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

FUNDANNA CROWDFUNDING

OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000 Maximum Amount: $ 100,000 Minimum Investment: $ 100 Closing Date: 11/24/2017

Video Transcript

00:00:15.472 --> 00:00:16.762
here ... here

00:00:17.352 --> 00:00:20.942
and signing here ... and here

00:00:21.018 --> 00:00:22.378
shouldn't I be able to register

00:00:22.378 --> 00:00:24.182
and check-in on on my cell phone?

00:00:24.182 --> 00:00:27.083
That's exactly what the NextRX system is all about

00:00:27.083 --> 00:00:30.253
A digital check-in system that works with all subscribing dispensaries

00:00:30.253 --> 00:00:33.191
You can check-in and be ready to purchase in 10 seconds

00:00:33.191 --> 00:00:36.191
at any dispensary that uses the RX-Pass system

00:00:36.191 --> 00:00:37.611
I have a feeling that this is the part of the video

00:00:37.611 --> 00:00:39.975
where you show me how this all magically works

00:00:40.015 --> 00:00:42.815
Let me show you how this all magically works

00:00:43.508 --> 00:00:45.296
With the NextRX System you give the dispensary

00:00:45.296 --> 00:00:48.296
your Recommendation and ID just once

00:00:48.296 --> 00:00:51.309
They scan them and input them into the NextRX system





NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

FUNDANNA CROWDFUNDING

OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.

Target Offering: $ 20,000 Maximum Amount: $ 100,000 Minimum Investment: $ 100 Closing Date: 11/24/2017

Video Transcript

00:00:51.309 --> 00:00:54.346
The dispensary can verify your ID and Recommendation

00:00:54.346 --> 00:00:57.346
through the NextRX system in just seconds

00:00:57.346 --> 00:00:59.120
and once you are in the system

00:00:59.120 --> 00:01:01.820
you simply sign the dispensary agreement

00:01:04.180 --> 00:01:05.343
and you're done

00:01:05.423 --> 00:01:07.379
your digital RX-Pass is sent to your smartphone

00:01:07.379 --> 00:01:11.129
and you can use it to check in at any RX-Pass kiosk

00:01:11.189 --> 00:01:12.819
so now I can check into any dispensary

00:01:12.819 --> 00:01:14.813
by just scanning my RX-Pass?

00:01:14.813 --> 00:01:16.313
Let's find out

00:01:19.258 --> 00:01:21.018
Here we are at another dispensary

00:01:21.018 --> 00:01:24.188
Just scan your RX-Pass

00:01:24.195 --> 00:01:27.085
and sign the dispensary's patient agreement

00:01:30.084 --> 00:01:31.716
and you're registered and checked-in





NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

FUNDANNA CROWDFUNDING

OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000 Maximum Amount: $ 100,000 Minimum Investment: $ 100 Closing Date: 11/24/2017

Video Transcript

00:01:31.716 --> 00:01:34.716
at a new dispensary in under a minute

00:01:34.716 --> 00:01:35.716
more importantly

00:01:35.716 --> 00:01:38.432
your personal information is stored digitally offsite

00:01:38.432 --> 00:01:41.151
This feels like the part where you tell me there's more

00:01:41.151 --> 00:01:42.925
Guess what! There's more

00:01:42.925 --> 00:01:45.345
NextRX has a Patient Rewards Program

00:01:45.443 --> 00:01:47.360
All RX-Points that you earn for your purchase of medicine

00:01:47.360 --> 00:01:49.820
are worth one cent per point

00:01:49.820 --> 00:01:52.130
Period. IT NEVER CHANGES.

00:01:55.809 --> 00:01:58.039
So, no matter what dispensary I go to

00:01:58.075 --> 00:02:00.000
my RX-Points are valid and worth the same amount?

00:02:00.000 --> 00:02:01.120
Exactly

00:02:01.120 --> 00:02:04.011
and then you can buy more RX-Points to add to your account

00:02:04.011 --> 00:02:06.581
then you can pay for your medicine online





NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

FUNDANNA CROWDFUNDING

OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.

Target Offering: $ 20,000 Maximum Amount: $ 100,000 Minimum Investment: $ 100 Closing Date: 11/24/2017

Video Transcript

00:02:07.792 --> 00:02:09.392
Which can be delivered

00:02:10.534 --> 00:02:11.704
oh ... thank you

00:02:14.421 --> 00:02:16.281
or picked-up at your local dispensary

00:02:20.179 --> 00:02:22.329
so, instead of using cash all the time

00:02:22.418 --> 00:02:25.648
I can just pay for my medicine using RX-Points

00:02:25.682 --> 00:02:26.319
Exactly

00:02:26.319 --> 00:02:28.559
How does NextRX make money from all this

00:02:28.579 --> 00:02:30.380
We take a small transaction fee

00:02:30.380 --> 00:02:33.560
when dispensaries or patients buy their RX-Points online

00:02:34.057 --> 00:02:34.837
That's it?

00:02:34.877 --> 00:02:36.157
That's It!

00:02:36.898 --> 00:02:38.148
You look familiar

00:02:38.270 --> 00:02:39.700
Have we met before?

00:02:39.781 --> 00:02:40.461
No





NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

FUNDANNA CROWDFUNDING

OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.

Target Offering: $ 20,000 Maximum Amount: $ 100,000 Minimum Investment: $ 100 Closing Date: 11/24/2017

Video Transcript

00:02:46.462 --> 00:02:47.792
so, if you want a piece of the

00:02:47.792 --> 00:02:49.133
Rewarding Membership Network

00:02:49.133 --> 00:02:50.343
This is your chance



NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900



OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.

Target Offering: $ 20,000   Maximum Amount: $ 100,000   Minimum Investment: $ 100   Closing Date: 11/24/2017

Appendix

Balance Sheet

NextRX Inc.
As at 31 December 2015

	31 Dec 2015
Assets	
Cash and Cash Equivalents	
NextRX Capital	25,079
NextRX Checking	2,224
Total Cash and Cash Equivalents	**27,303**
Property, Plant and Equipment	
Computer & Office Equipment	2,271
Software Development	6,300
Total Property, Plant and Equipment	**8,571**
Total Assets	**35,873**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Amex Open	10,202
Total Current Liabilities	**10,202**
Non-Current Liabilities	
Shareholder Loan	63,799
Total Non-Current Liabilities	**63,799**
Total Liabilities	**74,001**
Equity	
Current Year Earnings	(48,127)
Owner's Capital: Owner's Investment	10,000
Total Equity	**(38,127)**
Total Liabilities and Equity	**35,873**

Financial Statement Certified



Ralf-Rainer von Albedyhll
CEO





NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

FUNDANNA CROWDFUNDING

OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000 Maximum Amount: $ 100,000 Minimum Investment: $ 100 Closing Date: 11/24/2017

Income Statement

NextRX Inc.
1 January 2015 to 31 December 2015

	31 Dec 15
Gross Profit	-
Operating Income / (Loss)	-
Other Income and Expense	
Accounting	(1,455)
Automobile Expense	(1,891)
Bank Service Charges	(241)
Business License & Fees	(794)
Dues & Subscriptions	(2,097)
Insurance	(10,811)
Interest Expense	(658)
Legal Fees	(739)
Marketing	(7,034)
Meals & Entertainment	(4,126)
Miscellaneous	(479)
Office Supplies	(727)
Printing	(1,266)
Rent	(9,385)
Software	(3,767)
Travel	(1,114)
Utilities	(1,543)
Total Other Income and Expense	**(48,127)**
Net Income / (Loss) before Tax	**(48,127)**
Net Income	**(48,127)**
Total Comprehensive Income	**(48,127)**



Balance Sheet

NextRX Inc.
As at 31 December 2016

	31 Dec. 2016
Cash and Cash Equivalents	
NextRX Capital	$3,813
NextRX Checking	$64
Total Cash and Cash Equivalents	**$3,877**
Property, Plant & Equipment	
Computer & Office Equipment	$1,393
Software Development	$7,191
Total Property, Plant & Equipment	**$8,584**
Total Assets	**$12,461**

Liabilities and Equity

Liabilities	
Current Liabilities	
Amex Open	$29,570
Total Current Liabilities	**$29,570**
Non-Current Liabilities	
Shareholder Loan	$92,150
Total Non-Current Liabilities	**$92,150**
Total Liabilities	**$121,720**
Equity	
Current Year Earnings	($102,832)
Owner's Capital: Owner's Investment	$10,000
Total Equity	**($92,832)**
Total Liabilities and Equity	**$12,461**

Balance Sheet | NextRX Inc. | FYE 12/31/ 2016





NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

FUNDANNA CROWDFUNDING

OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000 Maximum Amount: $ 100,000 Minimum Investment: $ 100 Closing Date: 11/24/2017

Income Statement

NextRX Inc.
1 January 2016 - 31 December 2016

	31 Dec. 2016
Gross Profit	-
Operating Income / (Loss)	-
Other Income and Expense	
Advertising	($6,159)
Accounting	($1,900)
Bank Service Charges	($416)
Automobile Expense	($4,083)
Business License & Fees	($440)
Dues & Subscriptions	($945)
Meals & Entertainment	($6,504)
Insurance	($29,859)
Interest Expense	($459)
Legal Fees	($6,685)
Marketing	($5,448)
Office Supplies	($2,984)
Rent	($16,802)
Printing	($554)
Software	($7,191)
Travel	($4,869)
Utilities	($4,358)
Taxes	($2,392)
Miscellaneous	($782)
Total Other Income and Expense	
Net Income / (Loss) before Tax	**($102,832)**
Net Income	**($102,832)**
Total Comprehensive Income	**($102,832)**

Income Statement | NextRX Inc. | FYE 12/31/ 2016



NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

OFFERING STATEMENT



10,000 Class B Common Shares Non-Voting at $2.00000 per Share.

Target Offering: $ 20,000   Maximum Amount: $ 100,000   Minimum Investment: $ 100   Closing Date: 11/24/2017

RISK FACTORS

Recruiting Talent

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Funding Sources

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors might include major Pharma and Tobacco companies. Many of our competitors might have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Third Party Providers

In certawin instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Quality Management





NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

FUNDANNA CROWDFUNDING

OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000 Maximum Amount: $ 100,000 Minimum Investment: $ 100 Closing Date: 11/24/2017

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

New Lines of Business

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

General Economic Conditions

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Data Storage Regulation

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our



NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

OFFERING STATEMENT



10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000   Maximum Amount: $ 100,000   Minimum Investment: $ 100   Closing Date: 11/24/2017

reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Data Storage Risk

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Data Storage Liability

We store sensitive data, including intellectual property, our proprietary business information and that of our customers, [suppliers and business partners,] and personally identifiable information of our [customers and] employees, in our data centers and on our networks. The secure [processing,] maintenance [and transmission] of this information is critical to our operations [and business strategy]. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, [liability under laws that protect the privacy of personal information,] [and regulatory penalties,] and the services we provide to customers, and damage our reputation, [and cause a loss of confidence in our products and services], which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations, and we devote significant resources to protecting our information. The expenses associated with protecting our information could reduce our operating margins.

Information System Disruptions

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create



NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

OFFERING STATEMENT



10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000   Maximum Amount: $ 100,000   Minimum Investment: $ 100   Closing Date: 11/24/2017

---

negative publicity resulting in reputation or brand damage with customers.

Executive & Director Retention

The loss of any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Capital Raise Sufficiency

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Key Man Life Insurance

The Company is dependent on its executives in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any executives die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such a person could negatively affect the Company and its operations.

Sarbanes-Oxley

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Dodd-Frank Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act significantly changes federal financial services regulation and affects, among other things, the lending, deposit, investment, trading, and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires extensive rulemaking by various regulatory agencies. The Dodd-Frank Act rulemaking process is ongoing and any changes resulting from such process, as well as any other changes in the laws or regulations applicable to us more generally, may negatively impact the profitability of our business activities, require us to change certain of our business practices, materially affect our business model, limit the

NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900




OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000   Maximum Amount: $ 100,000   Minimum Investment: $ 100   Closing Date: 11/24/2017

activities in which we may engage, affect retention of key personnel, require us to raise additional regulatory capital, increase the amount of liquid assets that we hold, otherwise affect our funding profile or expose us to additional costs (including increased compliance costs). Any such changes may also require us to invest significant management attention and resources to make any necessary changes and may adversely affect our ability to conduct our business as previously conducted or our results of operations or financial condition. As such, we cannot predict and may not be able to anticipate all the effects of the Dodd-Frank Act on our financial condition or operations.

Federal, State & Local Regulations

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

In addition, our customers are subject to even more stringent regulation (cannabis related) thus a negative change in regulations will have a negative impact on our operations.

Personal Privacy Rights

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.



NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900



OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000   Maximum Amount: $ 100,000   Minimum Investment: $ 100   Closing Date: 11/24/2017

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Iinterruption in Service

Our payment processors and disbursement partners have experienced service outages or an inability to connect with our processing systems and this may re-occur in the future. If a payment processor experiences a service outage or service interruption that results in our being unable to collect funds from customers, our liquidity could be harmed and we may not meet our capital requirements. We do not directly access the ACH system or payment card networks such as Visa and MasterCard, which systems enable our acceptance of bank account-funded transactions, credit cards and debit cards. As a result, we rely on banks and other payment processors and disbursement partners to process transactions. In the event of service outages in the payment card or ACH networks, or if our payment processors or disbursement partners were unable to access the payment card or ACH networks, our business would be harmed.

Importance of technical support

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

Technological Changes

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no



NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

OFFERING STATEMENT



10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000   Maximum Amount: $ 100,000   Minimum Investment: $ 100   Closing Date: 11/24/2017

assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Subcontractors and Partners

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly



NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

OFFERING STATEMENT



10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000   Maximum Amount: $ 100,000   Minimum Investment: $ 100   Closing Date: 11/24/2017

terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Intellectual Property Rights Infringement

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity Provisions

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

Intellectual Property Protection



NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

OFFERING STATEMENT



10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000   Maximum Amount: $ 100,000   Minimum Investment: $ 100   Closing Date: 11/24/2017

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Third Party Agreements

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

License Revenues

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek



NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

OFFERING STATEMENT



10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000   Maximum Amount: $ 100,000   Minimum Investment: $ 100   Closing Date: 11/24/2017

to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

Supplier Relationships

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as software houses, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

New Products & Technologies

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

High Quality Server Solutions

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use



NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900



OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000   Maximum Amount: $ 100,000   Minimum Investment: $ 100   Closing Date: 11/24/2017

applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Seasonal Fluctuations

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Product Improvement

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our



NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900



OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000   Maximum Amount: $ 100,000   Minimum Investment: $ 100   Closing Date: 11/24/2017

business would be negatively affected.

Industry Consolidation

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Cyber Security Threats

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Technological Changes & Upgrades

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application



NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

OFFERING STATEMENT



10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000   Maximum Amount: $ 100,000   Minimum Investment: $ 100   Closing Date: 11/24/2017

performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Cannabis Federally Illegal

There are various enforcement memoranda the Feds have issued on the subject, none of those memos have any real legal meaning or effect and — most importantly — they are not going to protect a cannabis company or any of its investors from criminal prosecution or asset forfeiture under the federal Controlled Substances Act (and, of course, a new U.S. President could change the DOJ's current enforcement priorities). If the federal law will be enforced and the Cannabis activities will go back to the black market, NextRX will be out of business.

Investors Risk Criminal Liability

Because marijuana/Cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because marijuana is still federally illegal. If the federal law will be enforced and the Cannabis activities will go back to the black market, NextRX will be out of business.

Problems Getting Bank Accounts

Though more banks are providing services to marijuana businesses, most banks, and financial institutions will not because they worry about criminal liability under the federal Controlled Substances Act and the Bank Secrecy Act for money laundering. Though FinCEN issued guidelines in 2014 that allow financial institutions to provide bank accounts to marijuana businesses, few banks have taken advantage of those guidelines and many marijuana businesses still operate on an all-cash basis. This makes it tough for cannabis businesses to manage their businesses, pay their employees and taxes, and having so much cash on hand also creates significant public safety issues. Many ancillary businesses (including NextRX) that service cannabis businesses have to deal with the unpredictability of their clients or customers not having a bank account.

IRC 280E



NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900

OFFERING STATEMENT



10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000   Maximum Amount: $ 100,000   Minimum Investment: $ 100   Closing Date: 11/24/2017

IRC 280E prohibits marijuana businesses from deducting their ordinary and necessary business expenses, forcing them to contend with higher effective federal tax rates than similar companies in other industries. The effective tax rate on a marijuana business depends on how large its ratio of nondeductible expenses is to its total revenues, but it can be as high as 90%. When trying to determine the future profitability of a marijuana business, a failure to mention 280E should be viewed as a red flag. This holds true even for an ancillary business (such as NextRX) PPM because having such an onerous tax burden significantly impacts the profitability of their cannabis clients.

Industry Rules Are By State

This lack legal uniformity and the legal instability might hurt NextRX because we might have harder times to get new quality issuers. Marijuana laws and regulations on investment and financing vary among the states where cannabis is legal. For example, until recently, Washington State required lenders to cannabis businesses to have been Washington State residents for at least six months before lending funds. Lenders are now exempt from this residency requirement, but it still applies to owning any portion of a cannabis business in the state. Contrast that with Oregon, which freely allows out of state investors, while Alaska does not.

Risk of Prosecution

If you are considering investing in a company that is connected to the marijuana/cannabis industry, be aware that marijuana/cannabis-related companies may be at risk of federal, and perhaps state, criminal prosecution. The Department of Treasury recently issued guidance noting:

"The Controlled Substances Act ("CSA") makes it illegal under federal law to manufacture, distribute, or dispense marijuana. Many states impose and enforce similar prohibitions."

Notwithstanding the federal ban, as of the date of this Offering Statement, 28 states and the District of Columbia have legalized certain marijuana-related activity. Even if NextRX is an ancillary cannabis business, if the federal law will be enforced and the Cannabis activities will go back to the black market, we will be out of business.

Medical Marijuana Market Risks

Though we do not sell cannabis, our company's purpose is to support the MMJ market. This means that what is bad for the cannabis industry is bad for us. The cannabis industry is a very new industry subject to many political and regulatory uncertainties, not least of which is the fact that it is illegal at the federal level. Regulatory authorities and legislative bodies will pass inconsistent and constantly changing laws and rules, including rules that make it difficult to sell MMJ. Any new rules that make it hard for dispensaries would also affect us and could make our business model irrelevant. Additionally, the tax status of companies participating in the cannabis industry is uncertain, and companies are subject in some cases to punitive taxes that make it hard for them to operate. If they are not able to operate profitably, we will not succeed either.



NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900



OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000   Maximum Amount: $ 100,000   Minimum Investment: $ 100   Closing Date: 11/24/2017

Startup Risk

We were formed in 2015, we have not yet delivered our services to the market or been able to recognize revenues. If you are investing in this company, it's because you think this is a good idea, that we can deliver on the technology that goes into the RX-Pass, that we can price it right and sell it to enough people and dispensaries that the company will succeed. You are taking all these things on faith, because it's impossible to know what will happen.

Unproven Demand

We will only succeed (and you will only make money) if there is sufficient demand for NextRX's services. Customers (especially dispensaries) must think it is a better option than competitor products and priced at a level that allows the company to make a profit and still attract business.

Small Management Team

We depend on the skill and experience of Rainer von Albedyhll and Oliver Mandt-Rauch. Though our management team has a passion for NextRX and has equity interests in the company, neither Rainer von Albedyhll nor Oliver Mandt-Rauch are paid employees. Additionally, Oliver Mandt-Ruach is currently completing his undergraduate education at the University of California, San Diego. If we are not able to call upon one of these people for any reason, our operations and development could be harmed.

Officers & Directors control

Our officers and directors currently hold all of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the shareholders or the board of directors.

Additional Funding Required

We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will get nothing. Even if we raise everything we are looking for, we will probably need to raise more funds in the future, and if we can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Complex Rules

We do not currently believe that we need to be HIPAA compliant or compliant with regulations that protect individual's medical or MMJ related information. That may change, and we might be required to build in security procedures into our system or our suite of services will be limited by new regulations. We might lack the resources or ability to comply under new laws, and therefore unable

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NextRX Inc.
8670 West Cheyenne Ave.
Suite# 120
Las Vegas, NV, 89129
310-491-1900



OFFERING STATEMENT

10,000 Class B Common Shares Non-Voting at $2.00000 per Share.
Target Offering: $ 20,000   Maximum Amount: $ 100,000   Minimum Investment: $ 100   Closing Date: 11/24/2017

to continue our business.

Technological Vulnerability

It is possible that our technology may be vulnerable to unauthorized access, system failures and other security problems. People who circumvent security measures could wrongfully use our technology or cause damage to our operations. In addition, people who circumvent security measures could wrongfully access client information, which might be sensitive, potentially exposing us to fines and liability. It may be necessary for us to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by any breaches.

Securities To Be Created

We are offering non-voting Class B Common Stock, which does not yet exist. If this offering succeeds, we will file the necessary paperwork to create these shares, which means there may be a delay in closing while we wait for the State of Nevada to approve the creation of the new shares.

Speculative Valuation

We are not saying the company is worth a specific amount. We can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Restricted Securities

There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.